

11016387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48270

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____January 1, 2010____ AND ENDING__December 31, 2010__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James River Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

58 Broad Street

(No. and Street)

Manakin - Sabot	VA	23103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Eads   (804) 578-7510
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name – *if individual, state last, first, middle name*)

7200 Glen Forest Drive, Suite 200	Richmond	VA	23226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Laura McGrath___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___James River Securities Corp.___ , as

of ___December 31___ , 20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

/Ph McGrath/
_____
Signature

President
_____
Title

My Commission Expires
February 28, 2011
_____
Notary Public

Notary ID# 7111855

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James River Securities Corp

58 Broad Street Road
Manakin-Sabot, VA 23103

(804) 578-4500
Fax (804) 784-6771

February 24, 2011

James River Securities Corp, a registered futures commission merchant, is submitting this audited annual report and its attachments as of and for the year ended December 31, 2010. The person whose signature appears below represents that, to the best of their knowledge, all information contained therein is true, correct and complete.

Laura P. McGrath
President

Contents





RECEIVED

FEB 2 5 2011

189

Independent Auditor's Report

To the Stockholders
James River Securities Corp.
Manakin-Sabot, Virginia

We have audited the accompanying consolidated statements of financial condition of James River Securities Corp. and subsidiary (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of James River Securities Corp. and subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the CEAct. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

Richmond, Virginia
February 24, 2011

1

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure.

Member of RSM International network, a network of independent accounting, tax and consulting firms.

James River Securities Corp. and Subsidiary

Consolidated Statements Of Financial Condition
December 31, 2010 And 2009

Assets	2010	2009
Cash	$ 136,799	$ 193,551

Liabilities And Stockholders' Equity		
Current Liabilities		
Accrued expenses	$ 1,533	$ 24,495
Stockholders' Equity		
Common stock, $1.00 par value, 1,000 shares authorized and outstanding	1,000	1,000
Paid-in capital	1,524,000	1,424,000
Retained earnings (deficit)	(1,389,734)	(1,255,944)
Total stockholders' equity	135,266	169,056
Total liabilities and stockholders' equity	$ 136,799	$ 193,551

See Notes To Consolidated Financial Statements.

James River Securities Corp. and Subsidiary

Consolidated Statements Of Operations
Years Ended December 31, 2010 And 2009

	2010		2009	
Expenses				
Administrative fees	$	105,816	$	105,816
Professional fees		23,966		53,940
Other expenses		4,008		7,793
Total expenses		133,790		167,549
Net loss	$	(133,790)	$	(167,549)

See Notes To Consolidated Financial Statements.

James River Securities Corp. and Subsidiary

Consolidated Statements Of Changes In Stockholders' Equity
Years Ended December 31, 2010 And 2009

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balance at January 1, 2009	$ 1,000	$ 1,224,000	$ (1,088,395)	$ 136,605
Capital contributions	-	200,000	-	200,000
Net loss	-	-	(167,549)	(167,549)
Balance at December 31, 2009	1,000	1,424,000	(1,255,944)	169,056
Capital contributions	-	100,000	-	100,000
Net loss	-	-	(133,790)	(133,790)
Balance at December 31, 2010	$ 1,000	$ 1,524,000	$ (1,389,734)	$ 135,266

See Notes To Consolidated Financial Statements.

4

James River Securities Corp. and Subsidiary

Consolidated Statements Of Cash Flows
Years Ended December 31, 2010 And 2009

	2010	2009
Cash Flows From Operating Activities		
Net loss	$ (133,790)	$ (167,549)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expense	-	3,000
Changes in assets and liabilities:		
Accrued expenses	(22,962)	21,230
Net cash used in operating activities	(156,752)	(143,319)
Cash Flows From Financing Activities		
Contributions from stockholders	100,000	200,000
Net cash provided by financing activities	100,000	200,000
Net increase (decrease) in cash	(56,752)	56,681
Cash, beginning of year	193,551	136,870
Cash, end of year	$ 136,799	$ 193,551

See Notes To Consolidated Financial Statements.

James River Securities Corp. and Subsidiary

Notes To Consolidated Financial Statements

Note 1.   Nature of Business And Significant Accounting Policies

Nature of business: James River Securities Corp. and subsidiary (the Company) operates in Virginia as an introducing broker-dealer. James River Securities Corp.'s wholly owned subsidiary, James River Insurance Agency LLC, is licensed with the Commonwealth of Virginia's Bureau of Insurance to solicit, negotiate, effect or procure variable life insurance and variable annuities. The Company is registered as a broker/dealer under the rules and regulations of the Securities and Exchange Commission (the SEC), is a member of the Financial Industry Regulatory Authority (FINRA), and is registered as an Introducing Broker with the Commodity Futures Trading Commission (the CFTC). The broker/dealer registration with the SEC permits the Company to conduct business primarily in direct participation programs on a best efforts basis and to act as a finder or marketing agent with respect to real estate investment trusts, involving either public offerings or private placements. The Company also has approval to conduct business in the sale of variable annuity contracts and privately placed variable life insurance.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Therefore, the Company does not have customer accounts and thus does not carry margin accounts, or receive customer funds or securities which it would have to transmit promptly in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money to customers, nor does it have financial transactions between the broker or dealer and customers through which bank accounts have been designated as Special Accounts for the Exclusive Benefit of Customers of the Company.

Method of reporting: The consolidated financial statements include the accounts of James River Securities Corp. and its wholly owned subsidiary. All material inter-company accounts and transactions are eliminated in consolidation.

A summary of the Company's significant accounting policies follows:

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification*, sometimes referred to as the Codification or ASC. The Codification was effective for periods ending on or after September 15, 2009.

Accounting estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: On January 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the consolidated statements of operations.

James River Securities Corp. and Subsidiary

Notes To Consolidated Financial Statements

Note 2.   Related Party Transactions

The Company has no paid employees. The Company is charged an administrative fee by a related entity, James River Financial Corp (JRFC). The fee is based on an estimation of the administrative services to be rendered, is reviewed periodically and may be changed as determined appropriate by mutual consent of JRFC and the Company. The total administrative fee paid by the Company was $105,816 for the years ending December 31, 2010 and 2009.

Note 3.   Income Tax Status

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and the Commonwealth of Virginia income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying consolidated financial statements.

FASB issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management has evaluated the Company's tax positions for the open tax years and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2007.

Note 4.   Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association. At December 31, 2010, the Company had net capital of $135,266 which was $85,266 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.01 to 1.

Computation Of Net Capital Under SEC Rule 15c3-1 And Regulation 1.17
Of The Commodity Exchange Act
December 31, 2010

Net Capital		
Stockholders' Equity	$	135,266
Net capital	$	135,266
Aggregate Indebtedness		
Accounts payable and accrued liabilities	$	1,533
Computation of Basic Net Capital Requirements		
Minimum net capital required		
(the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Excess net capital	$	85,266
Ratio of aggregate indebtedness to net capital		0.01 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010, and pursuant to CFTC Rule 1.17.

McGladrey & Pullen, LLP
Certified Public Accountants



**Independent Auditor's Report
On Internal Control**

To the Stockholders
James River Securities Corp.
Manakin-Sabot, Virginia

In planning and performing our audit of the consolidated financial statements of James River Securities Corp. and subsidiary (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure.

Member of RSM International network, a network of independent accounting, tax and consulting firms.

assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Directors, Stockholders, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Richmond, Virginia
February 24, 2011

James River Securities Corp. and Subsidiary

Consolidated Financial Report
December 31, 2010